Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings as defined:
Income before income taxes, as reported .	$1,280.6	$1,178.8	$1,049.1	$ 954.4	$ 816.3
Add: Dividends from affiliates	16.2	13.9	15.9	17.2	28.4
Interest expense	78.0	51.1	57.9	45.5	90.9
Interest factor (re: rentals)(a)	157.6	161.0	162.6	154.4	150.9

Total earnings	$1,532.4	$1,404.8	$1,285.5	$1,171.5	$1,086.5

Fixed charges as defined:
Interest expense	$ 78.0	$ 51.1	$ 57.9	$ 45.5	$ 90.9
Interest factor (re: rentals)(a)	157.6	161.0	162.6	154.5	150.9

Total fixed charges	$ 235.6	$ 212.1	$ 220.5	$ 200.0	$ 241.8

Ratio of earnings to fixed charges	6.50x	6.62x	5.83x	5.86x	4.49x

(a)	The interest factor related to rentals reflects the appropriate portion of rental expense representative of an interest factor.